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Emmanuel Akwiwu

CP Manager (Wells) at Shell

Trinidad and Tobago · 500+ connections · **Contact info**

🐚 **Shell**

Imperial College London

About

Strong Supply Chain professional with vast experience in managing Drilling, Production, Geomatics & Logistics services contracts in both Deepwater and onshore environments in Trinidad & Tobago, USA & Nigeria.

Experience



Shell
9 yrs 10 mos

Contracts & Procurement Manager, Wells
May 2017 – Present · 2 yrs 3 mos
Trinidad and Tobago

Accountable for the procurement of rigs, materials and services for shallow and deepwater drilling, completion and well intervention operations in Shell Trinidad & Tobago.

Category Manager - DIrectional Drilling, Wireline & Mud Logging Services
Feb 2016 – May 2017 · 1 yr 4 mos
New Orleans

Accountability for category management covering Directional Drilling (DD)/Measurement While Drilling (MWD)/Logging While Drilling (LWD), Wireline in the Gulf of Mexico.

Responsibilities include Strategy Development/Execution, acquisition of third-party... See more

Category Lead, Offshore Rigs
Dec 2013 – Jan 2016 · 2 yrs 2 mos
Lagos

Responsibility for delivering the execution of the Offshore Rigs Category strategy including both pre-award and post-award contracting support to secure supply and deliver value through a portfolio of commercial deals structured and managed to achieve lowest Total Cost of Ownership.... See more

Category Lead, Well Construction Services
Jul 2012 – Nov 2013 · 1 yr 5 mos
Nigeria

Category Management and Post-Award Contract Management for drilling services (Directional Drilling/MWD & LWD, Electric Wireline, Cementing, Drilling Fluids, Mud logging, Solids control, Drill bits)

Category Lead, Well Interventions
Feb 2011 – Jun 2012 · 1 yr 5 mos
Lagos

Developing contracting strategies and managing awarded contracts for the following well intervention-related services - Slickline, Coiled Tubing, Wellbore Cleanout, Tubing Conveyed Perforation (TCP), Completion Fluids, Stimulations). Responsibilities include interfacing with national oil company and local content regulator to progress tenders and secure ap... See more

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Shell
1 yr

Contract Specialist - Low Risk Contracts
Aug 2008 – Mar 2009 · 8 mos
Lagos

Responsibility for tendering and awarding Production, Wells and IT contracts below $250,000.

Graduate Trainee - Supply Chain Management
Apr 2008 – Jul 2008 · 4 mos
Lagos

Responsibility for pre-award and post-award contract management of Logistics (Marine, Land & Aviation) contracts.

Education

Imperial College London

Master of Science (MSc), Management, Pass
2005 – 2006
Activities and Societies: Social Representative for MSc Management course (2005 - 2006)

Courses: Economics, Strategy, Project Management, Finance, Marketing

Thesis: The Effect of Consolidation on the Competitive Advantages of Businesses in the Media Industry

University of Essex
Bachelor of Laws (LLB), Law
2002 – 2005
Activities and Societies: 2002-2005 University of Essex, Colchester, UK LLB Law - Courses: Commercial Law (1st), Contract, Equity & Trusts, EU, Employment, Public Law

Kingswood School, Bath
A-Levels, English Literature, Politics, Theology, Economics & Business Studies
2000 – 2002

Licenses & Certifications

MCiPS

Skills & Endorsements

Supply Chain Consulting · 10

 Endorsed by **2 of Emmanuel's colleagues at Shell**

Oil & Gas Industry · 13

Endorsed by **2 of Emmanuel's colleagues at Shell**

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Endorsed by 3 of Emmanuel's colleagues at Shell

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Recommendations

Received (0)   **Given (1)**

Pearl Uzokwe
Director- Governance and
Sustainability

January 16, 2018, Emmanuel
worked with Pearl but at
different companies

I worked with Pearl Uzokwe in negotiating a +$10mln contract for
the supply of AGO. She was exemplary in the way she handled
the contractual negotiations. Her depth of legal knowledge was
well balanced by the strong commercial acumen she displayed,
demonstrating an acute awareness of when the pote... **See more**

